Filed by Griffin Capital Essential Asset REIT, Inc. (Commission File No. 000-55605) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Cole Office & Industrial REIT (CCIT II), Inc. (Commission File No. 000-55436) The following presentation was issued by Griffin Capital Essential Asset REIT, Inc. on November 2, 2020.

22 39 76 America’s Blue-Chip LandlordTM 68 84 106 17 140 215 237 125 November 2020 49 255 192 0 Griffin Capital Essential Asset 248 REIT to Acquire CCIT II 105 107 123 152 172

22 Table of Contents 39 76 68 84 106 I.I Transaction Overview 17 140 215 II.II Market Opportunity 237 125 V.III Combined Company Value Proposition 49 255 192 0 248 105 107 123 152 172 2

I. Transaction Overview NETGEAR San Jose, CA 3

22 Details of Transaction 39 76 68  Griffin Capital Essential Asset REIT, Inc. (“GCEAR”) to acquire Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) to form the “Combined 84 Proposed Company” in a 100% stock-for-stock transaction 106 Transaction  Exchange ratio of 1.392 GCEAR shares for each CCIT II share, which results in a pro forma ownership mix of approximately 73.6% GCEAR shareholders / 26.4% CCIT II shareholders 17  GCEAR currently distributes $0.35 per share on an annualized basis, which will not be impacted by the merger 140 — 215 Distribution Using the exchange ratio of 1.392x, based on GCEAR’s existing distribution policy, CCIT II shareholders would receive an equivalent implied Policy annualized distribution of $0.49 for each CCIT II share currently held 237  GCEAR will evaluate this distribution policy on a regular basis going forward, with a focus on potentially increasing the distribution over time 125  CCIT II’s existing external management agreement will be terminated upon closing Anticipated 49  The combination of GCEAR’s self-management structure and economies of scale are expected to reduce overall annual costs by ~$10mm1 Cost Savings 255  On a combined basis, total G&A is expected to be 0.66% of total asset value, which compares favorably to listed REIT peers 192  GCEAR is internally managed by a best-in-class team, with a proven ability to acquire and manage a diversified portfolio of high-quality, net-lease 0 Management and properties Board  Following GCEAR’s next annual stockholders meeting, the Board of the Combined Company will include the GCEAR directors and at least one of 248 CCIT II’s independent directors2 105 107 Timing  The proposed merger transaction is expected to close in Q1 2021, subject to approval from CCIT II shareholders and other customary conditions 123 1 CCIT II incurs ~$14.0 million per year in G&A and external manager expenses; GCEAR anticipates only an incremental ~$3.5 million in G&A costs to manage the combined portfolio. | 2 At closing, three of CCIT II’s independent 152 directors will be appointed to the Board of GCEAR, at least one of which will be recommended for election to the GCEAR Board at the next annual stockholders meeting. 172 4

22 Benefits of the Combined Company 39 76 68 High-Quality  GCEAR and CCIT II both own high-quality mission critical corporate office and industrial assets with long-term, net leases to creditworthy 84 Complementary corporate tenants 106 Portfolios  Both companies have national portfolios with similar investment strategies and meaningful overlap in target markets 17  Total assets of $5.8 billion1, total NAV of $3.0 billion1, comprised of 125 office and industrial net-lease properties totaling 31 million square feet 140 Increased Scale and Diversification  The Combined Company will have increased diversification across lease maturities, tenants and tenant industries, with no tenant contributing more 215 than 3.3% of total 12-month forward net rents as of June 30, 2020 237  The Combined Company will become one of the largest publicly registered office and industrial net-lease REITs with an outsized focus on 125 Market Leading investment grade rated tenants 49 Platform  GCEAR and CCIT II have collected 100% of contractual rent due from their respective tenants since the onset of the pandemic as compared to the publicly traded net-lease REIT average of 82%2 255 192 Internalized  The merger results in the elimination of CCIT II’s external management structure 0 Management with  The Combined Company will be managed by GCEAR’s in-house management team, an experienced and proven operator that specializes in Strong Track Record corporate net-lease office and industrial assets 248 105 Enhanced Liquidity  Following the transaction, the Combined Company will have an unsecured asset base of $3.7 billion and no debt maturities until 2023 107 and Access to  The transaction is deleveraging for GCEAR and the Combined Company intends to further improve and strengthen the balance sheet over time Capital  The Combined Company’s larger scale is expected to facilitate better access and pricing in institutional debt and equity capital 123 Note: All figures as of June 30, 2020, does not take into account effects of the transaction. | 1 Based on company filings, Gross Asset Value and Net Asset Value as of Q2 2020. | 2 Per Green Street Advisors, represents average of Q2 ‘20 152 rent collections for Green Street’s net-lease coverage universe. Net-lease REITs are defined as publicly traded net-lease REITs tracked by Green Street. 172 5

22 Combination of GCEAR and CCIT II Forms a Market Leading Corporate Net-Lease REIT 39 76 GCEAR CCIT II Combined Company 68 84 Total Asset Value ($ bn) $ 4.7 $ 1.1 $ 5.8 106 Size Net Asset Value ($ bn) $ 2.3 $ 0.7 $ 3.0 17 # Properties (units) 99 26 125 140 215 % Leased1 89% 100% 90% 237 Sq Ft (mm) 27.0 3.9 30.9 125 WALT (Years)1 7.2 8.5 7.4 49 % Investment Grade2 59% 53% 58% 255 192 Portfolio Q2 ’20 Rent Collections3 100% 100% 100% 0 Industrial Industrial Industrial 17% 4% 14% 248 4 105 Property Type 107 Office Office Office 83% 96% 86% 123 Source: Company filings| Note: All figures as of June 30, 2020, does not take into account effects of the transaction. | 1 Pro forma based on square feet. | 2 Pro forma based on rental income. | 3 Combined Company based on rental income; 152 GCEAR collected 99% of rents as of June 30, 2020, and subsequently collected 100% of rents. | 4 By percent of total real estate value. 172 6

22 Diversification Across Tenants, Tenant Industries and Geographic Locations 39 76 CCIT II Properties Closely Align with GCEAR’s Target Markets Diversified Portfolio of Credit-Worthy Tenants 68 GCEAR Properties CCIT II Properties Top % of 2 84 Tenants Portfolio1 Ratings 106 3.3 % BBB 17 3.2 % BBB+ 140 215 2.7 % B+ 237 2.5 % A- 125 2.5 % BBB+ 49 2.3 % BB+ 255 2.2 % BB 192 0 2.1 % AA 248 2.0 % B 105 2.0 % BBB- 107 TOTAL 24.8% 123 Note: Logos shown are those of tenants, lease guarantors, or non-guarantor parent companies. | 1 As a percentage of 12-month forward net rents as of June 30, 2020. | 2 Represents S&P ratings or what management believes to be the 152 equivalent of what would have been issued by S&P. 172 7

II. Market Opportunity RESTORATION HARDWARE Patterson, CA 8

22 GCEAR will Become One of the Largest Office and Industrial Net-Lease REITs 39 76 …Whereas the Combined Company Has a 68 Large Net-Lease REITs Generally Have Significant Retail Concentration… Focused Corporate Net-Lease Strategy1 84 106 Green Street Net-Lease Average Combined Company 8% 6% 14% 19% 18% 16% 20% 11% 12% 17 1% 140 23% 53% 17% 215 7% 14% 237 86% 48% 125 21% 84% 49 45% 80% 81% 83% 66% 255 43% 192 71% 28% 0 18% 86% 14% 3% 5% 248 PFPF GOOD GNL WPC LXP VER SRC O STOR 105 GCEARGCEAR 107 Total Retail Industrial Office Other Asset Value $ 5.8 $ 1.1 $ 3.8 $ 14.0 $ 3.4 $ 13.3 $ 6.0 $ 19.1 $ 8.5 (in bn) 123 Source: Green Street Advisors, company disclosure; market data as of Q2 2020. 152 1 ADC, EPR, EPRT and LXP based on Base Rent. GCEAR and VER based on Rental Income. GNL and GOOD based on Annualized Straight Line Rent. WPC based on NOI per GSA. 172 9

High-Quality Tenant Base Results in Durable Income, as Evidenced by the Current 22 Pandemic 39 76 Combined Company Investment Grade Tenancy Superior Tenant Credit Quality Insulated 68 is More than Double the Net-Lease REIT GCEAR’s Revenue Stream Compared to the 84 Average Average Net-Lease REIT 106 58% Q2 Rent Collected 3 17 100% 140 215 82% 2 237 125 49 26% 1 255 192 0 248 105 107 Green Street Combined Company Green Street Combined Company Net-Lease Avg. Net-Lease Avg. 123 Source: Green Street, company disclosure | Note: “Green Street Net-lease Average” is a straight average of net-lease REITs in Green Street’s coverage universe; market data as of September 25, 2020. 1 Average of Q2 ‘20 percentage of Investment Grade tenants for Green Street’s net-lease coverage universe. | 2 Average of Q2 ‘20 rent collections for Green Street’s net-lease coverage universe. | 3 GCEAR collected 99% of rents as of June 152 30, 2020, and subsequently collected 100% of rents. 172 10

22 Secular Shift in Market Dynamics Provides Runway for Continued Growth 39 76 Current Market Observations Opportunities for GCEAR 68 84 106 17  Demographic shift towards suburban markets (led by millennials) spurred by lower Suburban Office 140 cost of living and greater quality of life provides tail-wind to suburban office demand Corporate Headquarters 215 OFFICE  Potential shift from dense multi-tenant urban offices to larger office footprints in Key Operations Centers 237 regional offices with focus around single-tenant use 125 49 255  Disruption caused by the COVID-19 pandemic spurred many companies to re- 192 Warehouse / Distribution evaluate supply chain management practices 0 Manufacturing  Growth in ecommerce is driving further demand for distribution and warehouse 248 INDUSTRIAL space Freezer & Cold Storage 105 107  Cold storage and refrigerated space remains attractive with consumer shift towards Food Processing grocery delivery and in-store pickup 123 152 172 11

III. Combined Company Value Proposition WASTE MANAGEMENT Phoenix, AZ 12

Transaction Represents a Continuation of GCEAR's 11+ Year Track Record 22 of Strategic Growth 39 76 Our PriorOrigins to the merger, GCEAR had The merger represents GCEAR’s fourth large Significant value creation with 68 acquired 113 properties portfolio transaction and third 14 full-cycle properties 84 with a $4.8bn cumulative purchase price¹ stock-for-stock transaction (14% weighted average, unlevered-IRR) 106 17 EA-1 further aligns management 140 Griffin Capital EA-1 reaches maximum EA-1 completes $600 with investors by internalizing Essential Asset REIT primary offering million stock-for-stock management, resulting in 215 ("EA-1") commences amount with $1.3 billion merger with Signature significant long-term cost GCEAR announces operations in gross equity raised Office REIT savings merger with CCIT II 237 125 49 May 2009 Nov 2013 Apr 2014 Sep 2014 Jun 2015 Feb 2017 Dec 2018 Apr 2019 Nov 2020 255 192 Expands national 0 Griffin Capital Essential EA-2 terminates initial footprint with $521.5 Asset REIT II ("EA-2") primary offering with EA-1 and EA-2 complete million acquisition of 18 commences operations $724 million in gross stock-for-stock merger 248 office properties from equity raised; (“GCEAR”) 105 Columbia Property commences follow-on Trust 107 offering 123 152 1 Excludes adjustments for any dispositions. 172 13

GCEAR’s Hands-On Asset Management Platform Provides Combined Company 22 Opportunity for Internal Growth While Maintaining Stability 39 76 Best-in-Class Asset Management Team Focused on Minimizing Risk & Maximizing Value 68 84 106 Minimizing Downtime Diligent Risk Monitoring  Pre-identifying vacancy  Continual credit review and 17  Leverage network of local market monitoring of company news and 140 relationships and digital market corporate actions 215 monitoring to identify replacement  Regular financial health assessment tenants including liquidity, leverage and 237  Opportunistically negotiate lease profitability metrics 125 buyouts to maximize revenue, and accelerate replacement Maximizing Value 49 While Minimizing 255 Risk Hands-On Management 192 Strategic CapEx  0  Low cost, high impact property Development of mutually improvements beneficial relationships with tenants through consistent  Opportunistic repositionings 248 communication  Build-to-suit development 105  Property visits and face-to-face 107 tenant meetings at least annually  In-depth, real time knowledge of 123 property activities 152 172 14

22 Combined Company Value Proposition 39 76 1 68 One of the Largest Publicly Registered, Internally-Managed, Office and Industrial Net-Lease REITs 84  Internal management results in superior alignment of interests with shareholders and lower overhead costs 106  Scale and flexible balance sheet allows for opportunity to strategically sell assets and redeploy capital into high ROI investments 17 140 2 Best-in-Class Asset Management Team 215 237  Managed by an experienced and proven operator that specializes in net-lease office and industrial assets 125  Achieve superior risk-adjusted returns through proactive asset management, strategic capital investments, and diligent risk monitoring 49 3 Scaled Portfolio with Diversification Across Tenants, Tenant Industries and Geographic Locations 255 192 0  Thoughtful acquisition framework results in curated portfolio of institutional-quality assets with long-term net leases to Blue-Chip corporate tenants with quality credit 4 248 Clear and Focused Go-Forward Strategy 105 107  Continue to improve portfolio statistics and strengthen the balance sheet to maximize shareholder value 123 152 172 15

22 Disclaimer 39 76 ADDITIONAL INFORMATION ABOUT THE MERGER 68 In connection with the proposed merger, GCEAR intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II and will also constitute a prospectus of 84 GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT II. In 106 connection with the proposed merger, GCEAR and CCIT II also plan to file relevant materials with the SEC. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to CCIT II’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (if 17 and when it becomes available) and other relevant documents filed by GCEAR and CCIT II free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by GCEAR with the SEC will 140 be available free of charge on GCEAR’s website at http://www.gcear.com or by contacting GCEAR’s Investor Services at (888) 926-2688, as they become available. Copies of the documents filed by CCIT II with the SEC will be available free of charge on CCIT II’s external advisor’s website, at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become 215 available. 237 PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER 125 CCIT II, GCEAR and their respective directors and executive officers and other members of management and employees, as well as certain affiliates of CIM Group, LLC serving as CCIT II’s external 49 advisor, may be deemed to be participants in the solicitation of proxies from CCIT II stockholders in respect of the proposed merger among GCEAR, CCIT II and their respective subsidiaries. 255 Information regarding the directors, executive officers and external advisor of CCIT II is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 192 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of GCEAR is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be 0 contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Stockholders of CCIT II should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from GCEAR or CCIT II using the 248 sources indicated above. 105 NO OFFER OR SOLICITATION 107 This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such 123 jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be 152 deemed to be solicitation material in respect of the proposed merger. 172 16

22 Disclaimer on Forward-Looking Statements 39 76 This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange 68 Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar 84 meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; GCEAR can give no assurance that its expectations will be 106 attained. Factors that could cause actual results to differ materially from GCEAR’s expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the 17 proposed merger, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed merger involving GCEAR and CCIT II and statements that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future 140 financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for 215 stockholders, benefits of the proposed merger to customers, employees, stockholders and other constituents of the Combined Company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the 237 operations and financial condition of each of GCEAR and CCIT II and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial 125 condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and 49 regulatory changes that could adversely affect the business of GCEAR or CCIT II; and other factors, including those set forth in the section entitled “Risk Factors” in GCEAR’s and CCIT II’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by GCEAR and CCIT II with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither 255 GCEAR nor CCIT II undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or 192 circumstances or otherwise. 0 248 105 107 123 152 172 17